Organigram Releases Cross-Platform Mobile Application for Medical Patients

  Allows registered patients to order products, manage profiles and connect with Company
  iOS and Android functionality
  Available for direct download at organigram.ca/app

MONCTON, APRIL 3, 2019 – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce the release of a cross-platform patient-focused mobile application (the “Organigram Mobile App” or the “Application”).

The Application was designed to offer patients greater convenience in optimizing their medication regimen and stay up-to-date on products, programs and Company news. Through this new Application, registered patients are able to:

  Order medical cannabis products and accessories
  Manage their patient profile
  View past orders and order limits
  Read the latest Organigram news and press releases
  Communicate with Client Care representatives

“When it comes to managing their medication, patients have indicated to us that convenience and ease are important to them. This new tool gives patients greater ease of control over their wellness plans,” says Organigram CEO Greg Engel.

The Application was developed following a survey of cannabis patients, specifically, their communication preferences and aptitudes to leverage technology. The Organigram Mobile App was created as a direct result of feedback, which suggests cannabis patients are more likely to purchase medication and communicate with licensed producers through a specific application, rather than a web-based browser. The Company continues to explore how to develop tech-based solutions to serve medical and adult recreational consumers.

Prior to October 17, 2018, Organigram reaffirmed its commitment to medical patients by implementing measures to ensure patient care remains a top priority. The Organigram Mobile App adds to recent patient-first actions, including covering the cost of the federal excise tax on medical products, lowering the cost of cannabis oils and ensuring uninterrupted access to a variety of product formats.

“We want our patients to know that in this post-adult recreational world, Organigram is committed to supporting them. It is our hope that this tool makes medical cannabis even more accessible to our patients who prefer a mobile tool,” Engel says.

The app is available free-of-charge from the Organigram website, available for both iOS and Android devices at organigram.ca/app. The Organigram Mobile App is not currently available through the Apple App Store or Google Play store.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes impacting demand and technology that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media enquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653